COMMENTS RECEIVED ON 04/03/2025

FROM KIM McMANUS

FIDELITY GREENWOOD STREET TRUST (File Nos. 333-261594 and 811-23762)

Fidelity Managed Futures ETF

POST-EFFECTIVE AMENDMENT NOs. 17 & 19

1)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm supplementally that if acquired fund fees and expenses are greater than 0.01%, they will be included in the annual operating expenses table.

R:

We confirm that if a fund’s acquired fund fees and expenses exceed one basis point, a separate line item will be included in the fee table pursuant to Item 3(f) of Form N−1A.

2)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“The Adviser may also utilize non-trend factor strategies, which focus on quantitative analysis of fundamental, non-price data to achieve the fund's investment objective.”

C:

The Staff requests we expand here or in Item 9 disclosure to provide examples of the type of “non-price data.”

R:

We will modify the disclosure under “Fund Basics – Investment Details – Principal Investment Strategies” as follows:

“Additionally, the Adviser may utilize non-trend factor strategies, which focus on quantitative analysis of fundamental, non-price data (e.g., carry, volatility) to achieve the fund’s investment objective.”

3)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Executing the fund's strategy through investments in derivative instruments that may have a leveraging effect on the fund, including futures (such as equity index futures, commodity futures, and currency futures), options on futures, options, swaps (including excess return swaps and total return swaps) and other derivative instruments. The fund may have long/short exposure via these instruments. In addition to creating and/or adjusting the fund's investment exposure, the fund's strategy may also be used to enhance total return, to hedge risks, to manage certain investment risk, and/or to manage volatility.”

C:

The Staff requests we advise approximately how many swaps counterparties the fund expects to use and what percentage of the fund’s assets and investment exposure are expected to be related to each of these counterparties. If the exposure to a particular counterparty is deemed to be material, the Staff requests we identify the counterparty in the prospectus and file the agreement with the counterparty as an exhibit. The Staff may have additional comments if notional exposure to a particular counterparty is likely to exceed 20% of the notional value of the fund’s assets.

R:

The fund intends to utilize multiple swap counterparties and the fund’s investment exposure to any one counterparty will vary over time. Excluding swaps that are centrally cleared, the fund does not anticipate that the notional exposure to any particular counterparty is likely to exceed 20% of the notional value of its assets.

4)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

The Staff notes that the fund intends to invest in a wholly-owned subsidiary organized under the laws of the Cayman Islands and requests that we:

Comment 1:

If applicable, with reference to bitcoin/ether futures, clarify that the Cayman subsidiary will only invest in cash-settled bitcoin and ether futures traded on an exchange registered with the Commodity Futures Trading Commission (CFTC).

Response 1:

We will modify the disclosure as follows:

“Investing up to 25% of assets in Fidelity Managed Futures Cayman Ltd., a wholly-owned subsidiary organized under the laws of the Cayman Islands that invests in commodity-linked derivatives and related collateral (cash or cash equivalent investments, short-term investment funds and/or U.S. Government securities), commodity-related exchange-traded funds (ETFs), commodity-related exchange-traded notes (ETNs), cash-settled bitcoin and ether futures traded on futures exchanges registered with the Commodity Futures Trading Commission (CFTC), and affiliated and unaffiliated bitcoin and ether ETFs or exchange-traded products (ETPs). The fund will not invest in bitcoin or ether directly.”

Comment 2:

If the fund will invest in levered or defined outcome bitcoin or ether ETFs, clarify this in the fund’s disclosure.

Response 2:

We confirm that the fund will not invest in levered or defined outcome bitcoin or ether ETFs.

Comment 3:

Clarify if there is any target or limit on the subsidiary’s investment in bitcoin and/or ether investments.

Response 3:

Although investing in bitcoin or ether futures and exchange-traded products is not a principal strategy of the fund, because such investments will be made through the wholly owned Cayman subsidiary, they are disclosed under the “Principal Investment Strategies” heading. However, the fund’s investments in these products will be a small percentage of the fund’s total assets.

Comment 4:

Provide disclosure in the prospectus summary describing bitcoin and ether, the respective blockchains, and the related investment products the subsidiary may invest in.

Response 4:

Investing in bitcoin or ether futures and exchange-traded products is not a principal strategy of the fund. Accordingly, it is described in the “Investment Details” section under the “Other Investment Strategies” heading. We note that additional disclosure describing bitcoin and ether products and their related risks is included in the discussion of “Cryptocurrency Related investments” in the statement of additional information.

Comment 5:

Include prominent disclosure in the prospectus summary that the fund will not invest directly in bitcoin, ether, or other crypto assets.

Response 5:

We will modify the disclosure as noted in our response above to indicate that the fund will not invest in bitcoin or ether directly.

Comment 6:

If applicable, disclose that the fund may invest in affiliated ETFs and ETPs.

Response 6:

We will modify the disclosure as noted above to indicate that the fund may invested in affiliated and unaffiliated ETFs and ETPs.

5)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

If any of the bitcoin or ether investments are non-U.S., the Staff requests we disclose and add risks.

R:

We confirm the fund will not invest in any non-U.S. bitcoin or ether products.

6)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we revise to describe bitcoin and ether-related risks, including volatility and potential for loss, lack of regulation of the underlying market, theft and hacking, any unique contango or rollover risks, bitcoin/ether ETP/ETF risks, etc.

R:

Investing in bitcoin or ether futures and exchange-traded products is not a principal strategy of the fund. Accordingly, it is described in the “Investment Details” section under the “Other Investment Strategies” heading. We note that additional disclosure describing bitcoin and ether products and their related risks is included in the discussion of “Cryptocurrency Related investments” in the statement of additional information.

7)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

If creation units will be purchased or primarily redeemed with cash, the Staff requests we disclose that purchases and redemptions primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. The Staff also requests we disclose that these costs could include brokerage costs or taxable gains or losses that the ETF might not have incurred if it had made redemptions in-kind. In addition, disclose that these costs could be imposed on the ETF and decrease the NAV of the ETF to the extent not offset by a transaction fee payable by an authorized participant.

R:

The following disclosure will be added under “Fund Summary – Principal Investment Risks”:

“Cash Transactions Risk. Unlike certain ETFs, the fund may effect some or all creations and redemptions using cash, rather than in-kind securities. As a result, an investment in the fund may be less tax efficient than an investment in an ETF that distributes portfolio securities entirely in kind.

Further, the following disclosure will be added under “Fund Basics – Investment Details – Principal Investment Risks”:

“Cash Transactions Risk. Unlike certain ETFs, the fund may effect some or all creations and redemptions using cash, rather than in-kind securities. Therefore, it may be required to sell portfolio securities and recognize gains on such sales that the fund might not have recognized if it were to distribute portfolio securities in-kind. As a result, an investment in the fund may be less tax-efficient than an investment in an ETF that distributes portfolio securities entirely in-kind. The use of cash creations and redemptions may also cause the fund's shares to trade in the market at greater bid-ask spreads or greater premiums or discounts to the fund's NAV. Furthermore, cash creation and redemption transactions may result in certain brokerage, tax, foreign exchange, execution, price movement and other costs and expenses related to the execution of trades resulting from such transactions. To the extent that the maximum additional charge for creation or redemption transactions is insufficient to cover these costs and expenses, the fund's performance could be negatively impacted.”

Finally, the following disclosure will be added under “Shareholder Information – Tax Consequences”:

“The fund may effect creations and redemptions using cash rather than in-kind securities and may recognize more capital gains and be less tax-efficient than if in-kind securities were used. When the fund effects its redemptions with cash rather than with in-kind securities, the fund may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds, which involves transaction costs and may cause the fund to recognize gains that might not have been otherwise recognized or to recognize such gains sooner than otherwise. Losses from sales of immediately reacquired securities are subject to deferral, potentially indefinitely. The fund generally intends to distribute net annual gains, if any, to shareholders to comply with applicable tax rules, causing shareholders to be subject to tax on gains they would not otherwise be subject to or at an earlier date than if the fund effected redemptions in-kind.”

8)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

The Staff notes that the fund intends to invest in a wholly-owned subsidiary organized under the laws of the Cayman Islands and asks that we disclose that:

Comment 1:

The Fund complies with the provisions of the Investment Company Act governing investment policies

(Section 8) on an aggregate basis with the Subsidiary.

Response 1:

Fidelity Managed Futures ETF will look through its controlled foreign corporation (CFC) and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act.

Comment 2:

The Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the fund treats the subsidiary’s debt as its own for purposes of Section 18.

Response 2:

We acknowledge that the fund will treat the debt of its controlled foreign corporation (the “Subsidiary”) as its own for purposes of Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Comment 3:

Any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act.

Response 3:

We respectfully submit that the Subsidiary is not a registered investment company under the 1940 Act and, accordingly, the Subsidiary and its adviser are not required to separately comply with Section 15 of the 1940 Act. However, we confirm that the services performed by the investment adviser to the Subsidiary under the investment advisory agreement with the Subsidiary will be subject to general review by the fund’s board, including the independent trustees of the fund, in connection with the board’s annual review of the fund’s investment advisory agreements.

Comment 4:

Please be advised that any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response 4:

We do not believe that the contract between the Subsidiary and its adviser is a material contract with respect to the fund’s shareholders. However, in light of the Staff’s request, we will file the investment advisory agreement for the Subsidiary as an exhibit in the next post-effective amendment filing.

Comment 5:

The Subsidiary complies with provisions of the Investment Company Act relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Response 5:

We respectfully submit that the Subsidiary is not a registered investment company under the 1940 Act and, accordingly, is not required to separately comply with Section 17 of the 1940 Act. However, we confirm that we will apply the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder to the Subsidiary. The CFC will have the same custodian as the fund (Bank of New York Mellon).

Comment 6:

Any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Response 6:

The principal investment strategies and principal investment risks disclosed for the fund reflect the aggregate operations of the fund and the CFC.

In your correspondence, please:

Comment 7:

Explain whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response 7:

The fund will consolidate its financial statements with those of its underlying CFC, consistent with no-action relief dated April 29, 2008 (see Fidelity’s letter to Richard F. Sennett, Chief Accountant of the Division of Investment Management, dated February 13, 2008).

Comment 8:

Confirm that the Subsidiary and its board of directors will agree to inspection by the staff of the

Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response 8:

We confirm that the CFC will agree to the examination of its books and records by the Staff.

Comment 9:

Confirm the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response 9:

We confirm that the CFC will designate an agent for service of process in the United States.

Comment 10:

Confirm the Subsidiary’s management fee (including any performance fee), if any, will be included in

“Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in each Fund’s prospectus fee table.

Response 10:

We note that because the Subsidiary will not pay the investment adviser a management fee, there is no additional fee to include in “Management Fees” in the fund’s fee table. We respectfully submit that, consistent with the requirements of Item 3 of Form N-1A, if the fees and expenses incurred indirectly by the fund as a result of investment in shares of one or more “Acquired Funds” do not exceed 0.01 percent (one basis point) of average net assets of the fund, they will be included in “Other Expenses” in the fund’s prospectus fee table.

As previously noted, Item 3 of Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under Section 3(a) of the Investment Company Act … but for the exceptions to that definition provided for in section 3(c)(1) and 3(c)(7) of the Investment Company Act…” We continue to believe that the Subsidiary falls within the Form N-1A definition of “Acquired Fund” because it is exempt from the definition of “investment company” in 3(a) pursuant to Section 3(c)(7).

Comment 11:

Funds that invest only through wholly-owned subsidiaries disclose that the fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities and securities or other assets other than entities wholly-owned by the fund.

Response 11:

The fund may invest up to 25% of its assets in the CFC; therefore, it does not invest only through wholly-owned subsidiaries. Accordingly, we do not believe additional disclosure is necessary.

9)

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we disclose that where all or a portion of the ETF’s securities trade in a market that is closed, when the market in which the ETF shares are listed and trading is open, there may be changes between the last quote from the closed foreign market and the value of such security during the ETF’s domestic trading day. The Staff requests we note that this could lead to differences between the market price of the ETF shares and the underlying value of those shares.

R:

We note that “Fluctuation of Net Asset Value and Share Price” risk in the “Principal Investment Risks” in the “Investment Details” section states that “During the time when the listing exchange is open but after the applicable market closing, fixing or settlement times, bid-ask spreads and the resulting premium or discount to the fund's NAV may widen.” Accordingly, we do not believe additional disclosure is needed.

10)

“Investment Policies and Limitations” (SAI)

C:

The Staff requests we provide a discussion of bitcoin futures producing non-qualifying income for registered investment company purposes, implications for shareholders or non-RIC status, and the fund’s plans to achieve RIC status.

R:

We will modify the disclosure under “Investment Policies and Limitations - Investment in Wholly-Owned Subsidiary” and “Distribution and Taxes – Investment in the Subsidiary” sections of the SAI as follows:

“Investment in Wholly-Owned Subsidiary. The fund may invest up to 25% of its assets in a wholly-owned subsidiary organized under the laws of the Cayman Islands (Subsidiary).

The fund wholly owns and controls its Subsidiary. The fund and the Subsidiary are managed by FDS. Unlike the fund, the Subsidiary is not registered under the 1940 Act and therefore is not subject to the investor protections of the 1940 Act. The Subsidiary is expected to invest primarily in commodity-linked derivative investments (generally including cryptocurrency or cryptocurrency-linked derivatives, if applicable). As a result, the Subsidiary is subject to risks similar to those of the fund, including the risks of investing in derivatives, ~~and~~ commodity-linked investing, and cryptocurrency related investments in general.

By investing in the Subsidiary, the fund may gain exposure to commodities (including cryptocurrency) within the limits of Subchapter M of the Internal Revenue Code. …”

“Investment in the Subsidiary. The fund intends to invest a portion of its assets in the Subsidiary. The Subsidiary, a foreign corporation, is wholly-owned by the fund, and the fund will be considered a "U.S. Shareholder" for purposes of the controlled foreign corporation (CFC) provisions of the Internal Revenue Code. As such, the fund will be required to include in gross income for U.S. federal income tax purposes all of the Subsidiary's "subpart F income," including net gains from transactions in commodities (which may include cryptocurrency related investments). …”

11)

“Control of Investment Advisers” (SAI)

C:

The Staff requests we confirm whether the fund’s code of ethics applies to transactions in bitcoins, bitcoin ether, and bitcoin or ether futures and whether employees are required to pre-clear such transactions.

R:

The fund does not invest directly in bitcoin or bitcoin ether.  The fund’s code of ethics does cover transactions in bitcoin and ether futures but does not require pre-clearance of such transactions.

12)

“Power of Attorney” (Part C)

C:

The Staff requests we update Mr. Chiel’s Power of Attorney.

R:

Mr. Chiel’s Power of Attorney remains current and has not been revoked. As such, no updated Power of Attorney is required.